Partners (admitted in Hong Kong)

Pierre-Luc Arsenault[3]

Christopher Braunack[6]

Henry M.C. Cheng[6]

Michel Debolt[3]

Justin M. Dolling[6]

David Patrick Eich[1,5,6]

Liu Gan[2]

Wing Lau[6]

Douglas S. Murning[6]

Nicholas A. Norris[6]

John A. Otoshi[3]

Jamii Quoc[8]

Jesse D. Sheley[1]

Steven Tran[6,7]

Dominic W.L. Tsun[3,6]

Li Chien Wong

Ashley Young[6]

David Yun[6,7]

Registered Foreign Lawyers

Benjamin W. James[4]

Benjamin Su3

Qiuning Sun[3]

Shichun Tang[3]

David Zhang[3]

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

April 11, 2014

CONFIDENTIAL

Paul Dudek, Esq., Chief

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iDreamSky Technology Limited
Confidential Submission of Draft Registration Statement on Form F-1

Dear Mr. Dudek:

On behalf of our client, iDreamSky Technology Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares (“ADSs”), representing the Company’s Class A ordinary shares, par value US$0.001. The ADSs are expected to be listed on the NASDAQ Global Market or New York Stock Exchange. Subject to market conditions and the resolution of the Staff’s comments on the Registration Statement, the Company expects to file a preliminary prospectus with a price range and commence its marketing efforts in June 2014.

1.	Admitted in the State of Illinois (U.S.A.)
2.	Admitted in the Commonwealth of Massachusetts (U.S.A.)
3.	Admitted in the State of New York (U.S.A.)
4.	Admitted in the State of Texas (U.S.A.)
5.	Admitted in the State of Wisconsin (U.S.A.)
6.	Admitted in England and Wales
7.	Admitted in New South Wales (Australia)
8.	Admitted in Victoria (Australia)

Beijing        Chicago        London         Los Angeles        Munich        New York        Palo Alto        San Francisco        Shanghai         Washington, D.C.

April 11, 2014

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Securities and Exchange Commission (the “Commission”) for emerging growth companies, the enclosed draft Registration Statement is being submitted to the staff (the “Staff”) of the Commission in draft form and for the Staff’s review on a confidential basis.

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at benjamin.su@krikland.com, +852 3761 3306 (work) or +852 9881 9371 (cell). Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Tommy Cheung at tommy.cheung@cn.pwc.com, +86-755-8261-8001, the audit partner at PricewaterhouseCoopers Zhong Tian LLP, Y K Tong at y.k.tong@cn.pwc.com, +86-755-8261-8021, or the capital markets partner at PricewaterhouseCoopers Zhong Tian LLP, Laura Butler at laura.butler@cn.pwc.com, +86-10-6533-2363. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David T. Zhang

David Zhang

Enclosures

cc:	Michael Xiangyu Chen, Chairman and Chief Executive Officer, iDreamSky Technology Limited
Jun Zou, Chief Financial Officer, iDreamSky Technology Limited
Benjamin Su, Esq., Partner, Kirkland & Ellis International LLP
Tommy Cheung, Partner, PricewaterhouseCoopers Zhong Tian LLP
Y K Tong, Partner, PricewaterhouseCoopers Zhong Tian LLP

Laura Butler, Partner, PricewaterhouseCoopers Zhong Tian LLP